UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58866/October 28, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13198

_____

In the Matter of	:	
	:	
CABOT MEDICAL CORP.,	:	ORDER MAKING FINDINGS AND
CACHESTREAM CORP.,	:	REVOKING REGISTRATIONS BY
CADEMA CORP.,	:	DEFAULT AS TO SEVEN
CANNON EXPRESS, INC.,	:	RESPONDENTS
CAPFILM, INC.,	:	
CAPITA RESEARCH GROUP, INC.,	:	
CAPITAL APPRECIATION PLUS LP I,	:	
CAPITAL DOME, INC., and	:	
CAREDATA.COM, INC.	:	

_____

        The Securities and Exchange Commission (Commission) issued its Order Instituting
Proceedings (OIP) on September 16, 2008, pursuant to Section 12(j) of the Securities Exchange
Act of 1934 (Exchange Act). The Division of Enforcement (Division) and the Office of the
Secretary have provided evidence that the Commission delivered or attempted to deliver the OIP
to Respondents by September 18, 2008, in a manner that complies with Rule 141 of the
Commission's Rules of Practice. No Answers have been received and the time for filing
Answers has expired.

        By Order dated October 7, 2008, I required each Respondent to show cause why it should
not be held in default and why the registration of its registered securities should not be revoked.
Two Respondents, Cadema Corp. and Capfilm, Inc., submitted settlement offers that the
Commission accepted. As to the other seven Respondents, no replies have been received to the
Order to Show Cause and the time for filing replies has expired. Accordingly, these seven
Respondents are in default. See Rules 155(a)(2) and 220(f) of the Commission's Rules of
Practice. As permitted by Rule of Practice 155(a), the following allegations of the OIP are
deemed true.

        Cabot Medical Corp. (Cabot Medical) (CIK No. 719073) is a New Jersey corporation
located in Langhorne, Pennsylvania, with a class of securities registered with the Commission

pursuant to Exchange Act Section 12(g). Cabot Medical is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended April 29, 1995, which reported a net loss of $64,000 for the prior three months.

CacheStream Corp. (CacheStream) (CIK No. 1110038) is a dissolved Colorado corporation located in Duluth, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CacheStream is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of $600 for the prior three months.

Cannon Express, Inc. (Cannon Express) (CIK No. 801558), is a void Delaware corporation located in Springdale, Arkansas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Cannon Express is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2003, which reported a net loss of over $3 million for the prior three months. On December 9, 2003, Cannon Express filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Western District of Arkansas, and the case was closed on June 30, 2004. As of September 15, 2008, the company's common stock (symbol CEXP) was traded on the over-the-counter markets.

Capita Research Group, Inc. (Capita Research) (CIK No. 1059267), is a permanently revoked Nevada corporation located in Blue Bell, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Capita Research is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2000, which reported a net loss of over $2 million for the year ended 2000. As of September 15, 2008, the company's common stock (symbol CEEG) was traded on the over-the-counter markets.

Capital Appreciation Plus LP I (Capital Appreciation) (CIK No. 832990) is a forfeited Delaware limited partnership located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Capital Appreciation is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1996.

Capital Dome, Inc. (Capital Dome) (CIK No. 1160422), is a delinquent Colorado corporation located in Tulsa, Oklahoma, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Capital Dome is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended October 31, 2002, which reported a net loss of $907 for the prior three months.

Caredata.com, Inc. (Caredata.com) (CIK No. 927456), is a forfeited Delaware corporation located in Atlanta, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Caredata.com is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of over $6 million for the prior three months. On November 15, 2000, Caredata.com filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Northern District of Georgia, and the case was closed on July 12, 2006. As of September 15, 2008, the company's common stock (symbol CDCM) was quoted on the Pink Sheets, had three market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

These seven Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires issuers to file quarterly reports.

As a result of the foregoing, these seven Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Cabot Medical Corp., CacheStream Corp., Cannon Express, Inc., Capita Research Group, Inc., Capital Appreciation Plus LP I, Capital Dome, Inc., and Caredata.com, Inc., are revoked.

_____
James T. Kelly
Administrative Law Judge